August 15, 2007	Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com
Via U.S. Mail And Facsimile U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Max A. Webb Julie Bell
Re: Fifth Third Holdings Funding, LLC Registration Statement on Form S-3 Filed July 3, 2007 File No. 333-144316

On behalf of Fifth Third Holdings Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated July 24, 2007 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on July 3, 2007. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.)

The Depositor’s responses to the Comment Letter are set forth below. The responses follow each of the Staff’s comments, which are re-typed below. Please note that the page references refer to the marked copy of each prospectus and form of prospectus supplement. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with

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Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

August 15, 2007

the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

Affiliates of the depositor participated in the offering of asset backed securities through Fifth Third Auto Trust 2004-A (CIK code: 0001292655) in 2004, which involved the same asset class as this offering. However, the depositor in the 2004 transaction, Citigroup Vehicle Securities Inc. (CIK code: 0001237065), is not (and never has been) affiliated with the depositor and its affiliates. Attached as Exhibit A to this letter is a list of affiliates of the depositors that have offered a class of asset-backed securities involving auto loans, together with their respective CIK codes. We confirm that Exchange Act reporting has been current with respect to the issuing entity in the Fifth Third Auto Trust 2004-A transaction during the last twelve months. We further confirm that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.

4.

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm

August 15, 2007

for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all phrases noted above.

Response

We have revised the disclosure on page 13 of the base prospectus in response to the Staff’s comment. We have also deleted similar “catch-all” language throughout the base prospectus. We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

5.

When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Response

We are unable to provide a marked copy of the pooling and servicing agreement, because the pooling and servicing agreement filed herewith, electronically via EDGAR, as an exhibit to the Registration Statement is not based on any pooling and servicing agreement previously filed by the depositor or any of its affiliates. However, we direct your attention to Section 3.10, Section 3.11 and Sections 11.13 through 11.15 of the pooling and servicing agreement, which address Regulation AB requirements. We further direct your attention to Section 3.9, Section 3.10 and Sections 9.20 through 9.22 of the sale and servicing agreement filed herewith as an exhibit to the Registration Statement, which also address Regulation AB requirements.

Prospectus Supplement

Where to Find Information in this Prospectus Supplement and the Accompanying Prospectus, page S-1

6.

We note your disclosure that if the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Response

August 15, 2007

We have revised the disclosure accordingly. Please see page S-1 of the prospectus supplement and page (i) of the base prospectus.

Summary of Terms

General

7.

We note your disclosure on page 25 of the base prospectus that you contemplate using a revolving period. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(5) as applicable.

Response

We have added bracketed language on the cover page to the prospectus supplement and on pages S-7, S-10, S-11, S-17, S-28, S-44, S-45, S-48, S-49 and S-50 of the prospectus supplement to address the use of a revolving period and to indicate that we will provide all of the information required by Item 1103(a)(5) of Regulation AB, to the extent applicable.

Reserve Account, page S-12

8.	Please tell us if or how noteholders will be advised if there is a change in the formula for determining the specified Reserve Account balance.

Response

Noteholders will be advised if there is a change in the formula for determining the specified reserve account balance through disclosure of such revised formula in the monthly servicer’s report, which will be filed as an exhibit to Form 10-D so long as the depositor files Exchange Act reports with respect to the applicable issuing entity. We have revised page S-13 of the prospectus supplement to reflect this method of notice. Additionally, either the related indenture trustee will make such report available to securityholders each month via its Internet website or the related prospectus supplement will disclose the information required by Item 1118(c)(4) of Regulation AB.

Transaction Parties

General

9.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response

We have revised page S-27 of the prospectus supplement to include a separately captioned section disclosing the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

August 15, 2007

The Servicer, page S-23

10.

We note that Fifth Third Bank is the servicer on the contracts. Please provide the size, composition, and growth of the servicer’s portfolio of serviced assets of the type included in the current transaction, and provide other identifying information and experience unless provided elsewhere in the prospectus. Refer to Item 1108(b) of Regulation AB.

Response

We have revised page S-26 of the prospectus supplement to include a cross-reference to “The Receivables Pool—Delinquency, Loss and Repossession Information” in the prospectus supplement which provides disclosure regarding size, composition, and growth of the servicer’s portfolio of serviced assets of the type included in the current transaction. Other identifying information and experience of the type contemplated by Item 1108(b) of Regulation AB is included on pages S-26 and S-27.

11.

We note that Fifth Third Bank will be the custodian of the files relating to the motor vehicle loans transferred to the issuing entity. Please describe the material arrangements regarding the safekeeping and preservation of these files by the servicer. Refer to Item 1108(c)(7) of Regulation AB.

Response

We have added language on page S-26 of the prospectus supplement describing the material arrangements regarding the safekeeping and preservation of motor vehicle files by Fifth Third Bank as custodian of the files relating to the motor vehicle loans transferred to the issuing entity.

Forward-Looking Statements, page S-64

12.	Since the Private Securities Litigation Reform Act does not apply to initial public offerings, either delete the first sentence of this section or revise.

Response

We have deleted the first sentence of this section. Please see page S-64 of the prospectus supplement.

Static Pool Information Regarding Certain Previous Receivables Pools, page A-2

13.	We do not understand footnote 2 since the assets of the pool are described elsewhere as loans, not leases. Please revise or advise.

Response

August 15, 2007

We have revised footnote 2 to reflect loans rather than leases. Please see page A-2 of the prospectus supplement.

Base Prospectus

The Issuing Entities, page 12

14.

In the fourth full paragraph of this section, please revise to delete your reference to other form of credit enhancement or liquidity. We view this as a catch-all. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Response

We have inserted a cross-reference to the section of the prospectus entitled “The Transaction Documents—Credit and Cash Flow Enhancement,” which describes all forms of credit enhancement reasonably contemplated to be included in an actual takedown. Please see page 13 of the prospectus.

The Sponsor, page 14

15.

Please include to the extent material information regarding the size, composition, and growth of the sponsor’s portfolio of auto loans as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the auto loans. Refer to Item 1104(c) of Regulation AB.

Response

We have included under the heading “The Originators” information (to the extent material) regarding the size, composition and growth of the sponsor’s portfolio of auto loans, as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the auto loans on page S-25 of the prospectus supplement. We have also inserted a cross-reference on page 15 of the base prospectus to “The Originators” in the prospectus supplement.

The Originators, page 15

16.

We note your disclosure that the auto loans owned by the issuing entities will be originated by the Ohio Bank, Fifth Third Bank and any other originator identified in the prospectus supplement. Please confirm that you will disclose each entity’s origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

August 15, 2007

Response

We confirm that we will disclose each entity’s origination program if the entity is expected to originate 20% or more of the pool assets. We have inserted a placeholder on page S-25 of the prospectus supplement with respect to the information required by Item 1110(b)(2) of Regulation AB.

The Certificates, page 23

17.

We note that in the last paragraph of this section on page 24 that the issuing entity may issue securities from to time to time and use the proceeds of the issuance to make principal payments with respect to other classes of securities of that series. Either delete this section or revise the prospectus throughout to indicate that the issuing entity is a master trust.

Response

We have deleted the last paragraph of this section. Please see page 24 of the prospectus.

Credit and Cash Flow Enhancement, page 31

18.

Please revise the second bullet point on page 31 describing overcollateralization to delete your reference to unless otherwise described in the applicable prospectus supplement. We view this as a catch-all. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Response

We have revised the bullet point describing overcollateralization to delete the reference to unless otherwise described in the applicable prospectus supplement. Please see page 31 of the prospectus. We confirm that the prospectus discloses all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Undertakings, page II-3

19.	Please revise undertakings (a) and (e) to include omitted language.

Response

We have revised undertakings (a) and (e) to include omitted language. Please see page II-3 through II-6 of the registration statement.

August 15, 2007

Part II, page II-7

20.

Please revise the signature page for the depositor. The registration statement should be signed by the depositor’s principal executive officer, principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor’s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

Response

We have revised the signature page for the depositor so that the registration statement is signed by the depositor’s principal executive officer, principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor’s board of directors. Please see page II-7 of the registration statement.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin at (312) 701-7373 or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Paul L. Reynolds, Esq.

H. Samuel Lind, Esq.

Tayfun Tuzun

Exhibit A

Entity	CIK
Fifth Third Auto Trust 2004-A	0001292655
Fifth Third Bank Auto Trust 1996-A	0001037314
Fifth Third Bank Auto Trust 1996-B	0001007073